EXHIBIT 99.2

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
(Stock code: 2628)
Announcement on Resolutions of the Twelfth Meeting of the Third Session of the Board of Supervisors
The twelfth meeting (the “Meeting”) of the third session of the Board of Supervisors of the Company (the “Supervisory Board”) was held on April 25, 2011 at the conference room located at A16 of China Life Plaza. The supervisors were notified of the Meeting by way of a written notice dated April 11, 2011. Out of the Company’s five supervisors, three supervisors attended the Meeting, including Xia Zhihua, Shi Xiangming and Yang Hong. Wang Xu, supervisor of the Company, was on leave and authorized in writing, Yang Hong, supervisor of the Company, to act on his behalf and cast the votes for him. Tian Hui, supervisor of the Company, was on leave and authorized in writing, Xia Zhihua, Chairperson of the Board of Supervisors of the Company, to act on his behalf and cast the votes for him. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, the Company’s Articles of Association (“AOA”) and the Rules of Procedure for the Supervisory Board of the Company.
The Meeting was presided over by Chairperson Ms. Xia Zhihua. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:
1. Passed the First Quarter Report for the Year of 2011
The Supervisory Board believed that: The preparation and review procedures of the First Quarter Report for the Year of 2011 are in conformity with provisions under relevant laws, regulations, AOA and internal management regulations of the Company; The content and form of such report meet the requirements of China Securities Regulatory Commission and Shanghai Stock Exchange. The information contained therein reflects the operation and financial conditions of the Company in the reporting period; No breach of confidentiality by the staff involved in the preparation and review of the First Quarter Report for the Year of 2011 was detected before such opinion was issued.
Voting result: 5 for, 0 against, with no abstention
2. Passed the Proposal on the Corporate Governance Report for the Year of 2010
Voting result: 5 for, 0 against, with no abstention

Commission File Number 001-31914
3. Passed the Proposal on the Compliance Report for the Year of 2010
Voting result: 5 for, 0 against, with no abstention
4. Passed the Proposal on the Overall Risk Management Report for the Year of 2010
Voting result: 5 for, 0 against, with no abstention
5. Passed the Proposal on the Audit Report on Related Party Transactions for the Year of 2010
Voting result: 5 for, 0 against, with no abstention
Board of Supervisors of China Life Insurance Company Limited
April 25, 2011